[Balestri & Associates Letterhead]

January 2, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention: Ms. Julie Bell, Staff Attorney

Re:

ToyZap.com, Inc.
Registration Statement on Form SB-2
Filed October 18, 2007
File No. 333-146781
Letter dated November 14, 2007 from the Securities and Exchange Commission

Ladies and Gentlemen:

We are acting as securities counsel to ToyZap.com, Inc., a Texas corporation (the "Company"), in connection with the Registration Statement on Form SB-2, including the prospectus included therein (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), for an offering by the Company of up to 2,000,000 shares of common stock, par value $0.001 per share, of the Company. The Registration Statement was originally filed by the Company with the Commission on October 18, 2007, and its file number is 33-146781.

We are in receipt of a letter dated November 14, 2007 from the Commission to the Company in which the Commission details its comments to the Registration Statement as originally filed on October 18, 2007 (the "Comment Letter"). In response to the Comment Letter, the Company is amending its Registration Statement by filing with the Commission an Amendment No. 1 to the Registration Statement (the "Amendment"). A copy of the Amendment and a marked copy of the Amendment, comparing the Amendment to the Registration Statement as filed on October 18, 2007, are included with this letter.

The Company intends for the Amendment to respond to each of the Commission's comments as described in the Comment Letter. A summary of the Company's responses to the Commission's comments, using the numbering system set forth in the Comment Letter, is set forth below.

United States Securities and Exchange Commission
Division of Corporation Finance
January 2, 2008

Prospectus
Cover

1.

In response to the Commission's comment, the Company has highlighted the risk factor cross-reference on the cover page of the Prospectus by prominent type. Please refer to fourth paragraph on the cover page of the Prospectus.

2.

In response to the Commission's comment, the Company has included limitations on the Company's offering on the cover page of the Prospectus. Please refer to third paragraph on the cover page of the Prospectus.

Prospectus Summary, page 1

3.

In responses to the Commission's comment, the Company has included in the "ToyZap.com, Inc." subsection of the "Prospectus Summary" section a reference to there being substantial doubt about the Company's ability to continue as a going concern. Please refer to the third paragraph of the "ToyZap.com, Inc." subsection of the "Prospectus Summary" section on page 1.

Risk Factors, page 2
General

4.

In response to the Commission's comment, the Company has included in the "Risk Factors" section a risk factor discussing the fact that Mr. Dean is currently one of the Company's creditors and that as such, could have a claim against the escrowed proceeds if he continues to be a creditor. Please refer to the risk factor entitled "Our sole officer and director is one of our creditors..." in the "Risks Relating to ToyZap.com, Inc." subsection of the "Risk Factors" section on page 9.

5.

In response to the Commission's comment, the Company has included in the "Risk Factors" section a risk factor disclosing the future financing and dilution risks discussed on the last three sentences of the last paragraph of "Limited Operating History; Need for Additional Capital" subsection of the "Management's Discussion and Analysis of Financial Condition or Plan of Operation" section. Please refer to risk factor entitled "Additional capital, if needed, may not be available on acceptable terms..." in the "Risks Relating to ToyZap.com, Inc." subsection of the "Risk Factors" section on page 9.

Because our auditors have issued a going concern opinion... page 3

6.

In response to the Commission's comment, the Company has revised the title of this risk factor so that it does not appear that due to the issuance by the auditor's of a going concern opinion, there is substantial uncertainty that the Company will

United States Securities and Exchange Commission
 Division of Corporation Finance
January 2, 2008

continue operations and investors could lose their investment. Please refer to the risk factor entitled "Our auditors have issued a going concern opinion..." in the "Risks Relating to ToyZap.com, Inc." subsection of the "Risk Factors" section on page 1.

We may be unable to protect the intellectual property rights...page 3

7.

In response to the Commission's comment, the Company has created a separate risk factor for the second paragraph of this risk factor. Please refer to the risk factor entitled "We are dependent on our sole officer and director to develop the concepts and other intellectual property..." in the "Risks Relating to ToyZap.com, Inc." subsection of the "Risk Factors" section on page 4.

We may be subject to product liability claims for our products...page 4

8.

In response to the Commission's comment, the Company has revised the title of this risk factor to include that the Company does not have any product liability insurance coverage. Please refer to the risk factor entitled "We may be subject to product liability claims for our products" in the "Risks Relating to ToyZap.com, Inc." subsection of the "Risk Factors" section on page 5.

Our relationships with our customers may be adversely affected...page 9

9.

In response to the Commission's comment, the Company has created a separate risk factor for the second paragraph under this risk factor. Please refer to the risk factor entitled "Because we will rely primarily on on-line credit card payments..." in the "Risks Relating to the Internet Industry" subsection of the "Risk Factors" section on page 10.

Use of Proceeds, page 11

10.

In response to the Commission's comment, the Company has provided a breakdown of how the $40,000 will be allocated among the legal, auditing, and accounting fees over the next 12 months. Please refer to the second to the last paragraph in the "Use of Proceeds" section on page 14.

Plan of Distribution; Terms of the Offering, page 14

11.

In response to the Commission's comment, the Company has revised the first paragraph of this section to clarify where the proceeds of the offering will be distributed. Please refer to the first paragraph of the "Plan of Distribution; Terms of the Offering" section on page 15.

United States Securities and Exchange Commission
Division of Corporation Finance
January 2, 2008

12.

In response to the Commission's comment, the Company has revised the second sentence of the third to the last paragraph of this section to resolve the discrepancy between the first sentence of this paragraph and the second sentence of this paragraph. Please refer to the second sentence of the third to the last paragraph of the "Plan of Distribution; Terms of the Offering" section on page 16.

Section 15(g) of the Exchange Act, page 15

13.

In response to the Commission's comment, the Company has disclosed in the last sentence of the first paragraph of this subsection that Rule 15g-9 does not apply to the Company. Please refer to the last sentence of the first paragraph of the "Section 15(g) of the Exchange Act" subsection of the "Plan of Distribution; Terms of the Offering" section on page 17.

Procedures for Subscribing, page 16

14.

In response to the Commission's comment, the Company has clarified that potential investors should not take the steps noted in this subsection until the Company has provided them with a proper prospectus required by Section 10 of the Securities Act. Please refer to the last paragraph of the "Procedures for Subscribing" subsection of the "Plan of Distribution; Terms of the Offering" section on page 18.

Business, page 17

15.

In response to the Commission's comment, the Company has clarified what is meant by "safe entertainment" in the fourth paragraph under this heading. Please refer to the first paragraph under the "Products and Services" subsection of the "Business" section on page 19.

Our Competition, page 17
Proprietary Rights, page 17
Government Regulation, page 17

16.

In response to the Commission's comment, the Company has removed the cross references under each of these headings and elsewhere throughout the Company's disclosure and included disclosure for each of these items. Please refer to the "Our Competition," "Proprietary Rights," and "Government Regulation" subsections of the "Business" section on pages 20, 21, and 22, respectively. In response to the Commission's comment, the Company has revised its description of its competitors. See the risk factor entitled "We faces intense competition..." in the "Risks Relating to ToyZap.com, Inc." subsection of the "Risk Factors" section on page 5, and also the "Our Competition" subsection of the "Business" section on page 20.

United States Securities and Exchange Commission
Division of Corporation Finance
January 2, 2008

Management's Discussion and Analysis of Financial Condition... page 20
Liquidity and Capital Resources, page 23

17.

In response to the Commission's comment, the Company has clarified that current liabilities to Mr. Dean will only be repaid when the Company has a positive cash flow. Please refer to the last paragraph in the "Liquidity and Capital Resources" subsection of the Management's Discussion and Analysis or Plan of Operation" section on page 27.

Securities Ownership of Certain Beneficial Owners and Management, page 24

18.

In response to the Commission' comment, the Company has identified the natural person who controls the shares held by Balestri & Associates. Please refer to the "Securities Ownership of Certain Beneficial Owners and Management" section on page 27, the second to the last paragraph of the "Market for Common Equity and Related Shareholder Matters" section on page 31, the "Interests of Named Experts and Counsel" section on page 32, the first paragraph of the "Certain Relationships and Related Transactions" section on page 32, and Item 26.

Management, page 24
Background of Our Sole Officer and Director, page 25

19.

In response to the Commission's comment, the Company has revised the description of Mr. Dean's business experience to briefly describe his business experience only during the last five years, to omit information which does not strictly relate to business experience, and to disclose how long Mr. Dean has been president of Fallon Products, Inc. Please refer to the "Background of Our Sole Officer and Director" subsection of the "Management" section on page 28.

Market for Common Equity and Related Shareholder Matters, page 27

20.

In response to the Commission's comment, the Company has corrected the reference to the Commission's address. Please refer to the second paragraph of the "Market for Common Equity and Related Shareholder Matters" section on page 30.

Description of Securities, page 27
No Cumulative Voting, page 28

21.

In response to the Commission's comment, then Company has clarified that the present stockholders will own approximately 80% of the outstanding shares after the Company's offering is completed. Please refer to the "No Cumulative Voting" subsection of the "Description of Securities" section on page 31.

United States Securities and Exchange Commission
Division of Corporation Finance
January 2, 2008

Certain Relationships and Related Transactions, page 29

22.

In response to the Commission's comment, the Company has clarified that it has already issued 2,720,000 shares to Ray A. Balestri of Balestri & Associates. Please refer to the first paragraph of the "Certain Relationships and Related Transactions" section on page 32.

Financial Statements, page F-1
Report of Independent Registered Public Account Firm, page F-3

23.

In response to the Commission's comment, the Company has revised the audit report as necessary to comply with Section 341 of the Codification of Auditing Standards. Please refer to the revised audit report on page F-3.

Part II—Information Not Required in Prospectus

Item 28. Undertakings

24.

In response to the Commission's comment, the Company has removed Item 512(a) of Regulation S-B. Please refer to Item 28.

Exhibit 5.1

25.

In response to the Commission's comment, we have deleted "by the Company" at the end of the last sentence of paragraph four of the Opinion of Balestri & Associates. Please refer to the last sentence of paragraph four of the Opinion of Balestri & Associates.

26.

In response to the Commission's comment, we have deleted paragraph five of the Opinion of Balestri & Associates. Please refer to the Opinion of Balestri & Associates.

27.

In response to the Commission's comment, we confirm that the Business Organizations Code of the State of Texas includes the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations of the State of Texas.

United States Securities and Exchange Commission
Division of Corporation Finance
January 2, 2008

Sincerely,

Balestri & Associates

Enclosures